

May 14, 2010

<u>Via Facsimile (858) 550-6420 and U.S. Mail</u>
Mr. John G. Lemkey
Chief Financial Officer
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121

> **Re:**   **Penwest Pharmaceuticals Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 7, 2010 by Tang Capital Partners LP, Tang Capital**
> **Management, LLC, Kevin C. Tang, Perceptive Life Sciences Master**
> **Fund Ltd., Perceptive Advisors LLC, Joseph E Edelman, Roderick**
> **Wong, M.D., Saiid Zarrabian and John G. Lemkey. File No. 1-3426**

Dear Mr. Lemkey:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

PREC 14A filed May 7, 2010

Letter to Shareholders

1.   We refer to disclosure indicating the nominees have consented to serve if elected. Consistent with Rule 14a-4(d) of the Exchange Act of 1934, please revise to also clarify that each nominee consented to be <u>named</u> in the proxy statement.

Background to the Solicitation

2.   You disclose your belief that the Board must take "prompt and thoughtful action" to maximize shareholder value for all shareholders. You reference a reduction in spending and optimization of the "full value" of the Opana ER royalty income stream as a means of accomplishing the stated goal. Please revise the disclosure to elaborate further on any other plans the nominees would like to implement, if elected, in order to accomplish the goal of maximizing shareholder value. Include disclosure that identifies how the nominees would implement any such plans that are geared towards the stated goal. If there are no specific plans, revise to state this fact.

3.   Please provide further context to your statements and quantify the extent of the reduction in spending that would be needed in order to realize the benefits of the "full value" of the royalty revenue stream. Please disclose the steps the nominees intend to take to accomplish such reductions in spending. Finally, please provide supplementally, support for your assertion that a reduction in company spending would enable shareholders to realize the full value of the royalty revenue stream.

4.   We refer to the first paragraph under this heading. Please revise the disclosure to eliminate the suggestion that the removal of the legacy Board and management will "<u>ensure</u>" or otherwise guarantee the preservation of shareholder value.

5.   We note disclosure regarding the percentage of support received at the 2009 Annual Meeting for the shareholder proposal to wind down the company's operations. It is unclear why reference is being made to this prior proposal and the support it received. Is it the intention of the nominees, if elected, to advocate for a winding down of substantially all of the company's operations? Please refer to our prior comment 2 regarding the need for further disclosure of the Participants' plans, if any.

6.   Please clarify whether the Participants intend to advocate and/or remove any of the current management of the company if the nominees are elected to the Board.

7.   Given the effect of the nominees' election to the current eight-person Board, similar to disclosure under Proposal 1, please revise this section to highlight the

fact that election of the Participants' nominees would result in majority control of the Board by Tang Capital, Perceptive Life Sciences Master Fund, Ltd. and their respective affiliates.

8.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support:

•   "the Nominees possess the skills and experience necessary to effectively govern management and assist in developing future strategic plans and will be responsive to the best interests of all…shareholders…"; and,

•   each of the assertions accompanying the biographies of the nominees claiming that the nominee "will be able to provide significant insight and perspective to the Board" regarding financial management or potential strategic alternatives and perspective regarding the "creation and preservation of shareholder value…"

Where the basis of support is other documents such as reports and articles, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Other Matters to Be Considered at the Annual Meeting

9.   We note disclosure that as to other matters that may properly be brought before the Annual Meeting, the proxy holders will vote the gold proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this in your proxy statement.

Proposal 1-Election of Directors

10.   We refer you to Item 401 (e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf.   Please disclose the particular qualifications of each nominee considered for the Board that led the parties to conclude that they would be suitable for election to the company Board at this particular time. In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is insufficient. For

example, please revise to disclose whether consideration of specific qualities of each nominee was discussed.

11.   We note the reference to the "<u>significant</u>" amount of insight and perspective Mr. Lemkey can bring regarding financial management and creation and preservation of shareholder value. Based on the biographical information presented and the timelines referenced therein, it is not apparent how Mr. Lemkey has "significant" financial management experience. Please revise or advise.

<u>Solicitation of Proxies</u>

12.   It appears that you intend to solicit proxies via mail, phone, publication and electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

13.   Given that you may solicit proxies via electronic means including the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

<u>Additional Information</u>

14.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

<u>Closing Comments</u>

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: (via facsimile)   Ethan Christensen, Esq.
                        Colley LLP